M & F Worldwide Corp.

35 E. 62nd Street

New York, NY 10021

Steven L. Fasman

Tel: 212-572-5150

Fax: 212-572-5151

May 14, 2007

Via Edgar, label “Corresp”

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	M & F Worldwide Corp.
File No. 001-13780
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

I write on behalf of M & F Worldwide Corp. (the “Company”) to respond to the issue you identified in your letter to Paul G. Savas dated April 10, 2007. For the reasons set forth below, the Company believes that its current accounting and disclosures for the contingent liabilities associated with its Pneumo Abex LLC subsidiary are correct in accordance with generally accepted accounting standards, including Statement of Financial Accounting Standards No. 5 (“FAS 5”), Statement of Position 96-1 (“SOP 96-1”), Staff Accounting Bulletin 103, topic 5Y (“SAB 103”) and FASB Interpretation No. 39 (“FIN 39”). Under these rules, balance sheet recognition for a contingent liability is only appropriate when a loss is both probable of being incurred and estimable in amount. The discussion below concerning the contingent liabilities of Pneumo Abex LLC (together with its predecessor Pneumo Abex Corporation, “Pneumo Abex”) will show that it is not probable—indeed, the likelihood is remote—that Pneumo Abex will incur any expense in respect of these contingent liabilities. Accordingly, footnote disclosure only is a more appropriate presentation.

This Letter Will Explain That Pneumo Abex’s Contingent Liabilities are Not Likely to Result in Any Loss or Expense

In your April 10 letter, you stated:

“Based on the disclosure throughout Note 19, it appears that the lack of an accrual is based on third party indemnification or insurance coverage. We believe that your probable liabilities should be recorded gross of probable claims for recoveries by third parties in your balance sheet, based on the guidance in FIN 39,

Mr. Michael Fay, Branch Chief	Page 2

and that you should restate your financial statements accordingly. Please amend to restate or advise as appropriate.”

As noted in your letter, recognition is required for “probable liabilities,” that is contingent claims where it is probable that Pneumo Abex—the Company subsidiary that is the contingent obligor on the claims described in Note 19 to which you refer—will incur some loss or expense. As explained below, Pneumo Abex has not incurred any loss on these matters, and it is not probable—indeed, it is unlikely—that it will, in fact, incur any loss or expense with respect to the contingent claims that it faces, which is why it has not recorded any liability. The following sections of this letter will explain that:

•	Pneumo Abex’s contingent liabilities are principally environmental claims and asbestos-related bodily injury claims.
•

As a result of various transactions over the past twenty years, Pneumo Abex has indemnitors and claims managers that are obliged to manage and incur all of the expenses associated with these claims. As a result, Pneumo Abex not only has no ultimate liability for these claims, but it also need not advance any sum subject to later reimbursement.

•

Pneumo Abex’s indemnitors and claims managers have honored their obligations and have the financial capacity to continue to do so. Due to the direct and active management by Pneumo Abex’s indemnitors, and except for certain immaterial costs discussed below, the Company has not incurred any expense or cash outflow on a consolidated basis, even temporarily, for the contingent claims against Pneumo Abex and has no reason to expect to incur any expense or cash outflow, even temporarily, in 2007 or beyond.

Following this explanation, a discussion of FAS 5, SOP 96-1, SAB 103 and FIN 39 will show that the critical question is whether the Company will probably incur any material loss or expense, rather than whether it may be characterized as the “primary obligor” with respect to any particular contingent claim. Because it is not likely that the Company will incur any material loss or expense on these claims, recognition of these contingent liabilities on the Company’s consolidated balance sheet is not appropriate.

The Nature of Pneumo Abex’s Contingent Liabilities

Pneumo Abex has no operating assets. It is the corporate successor in interest to two conglomerates, Pneumo Corporation (“Pneumo”) and Abex Corporation (“Abex”), each of which had a multi-decade history of operating a variety of businesses. Each of Pneumo, Abex and their respective predecessors in interest manufactured, among other things, a wide array of products for industrial applications. Between 1902 and 1996, these companies, and their successor Pneumo Abex, operated at various times over 250 facilities located throughout the United States and in several foreign countries. A few of the products made by these companies prior to 1988 contained asbestos, although none of the businesses mined, milled or distributed raw asbestos.

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As a result of this long history of factory operations, Pneumo Abex has been named from time to time as a potentially responsible party with respect to environmental clean-up sites, fewer than a dozen of which remained pending as of December 31, 2006. And, as a result of its history of having manufactured a few asbestos-containing products, Pneumo Abex has also been named as one of many defendants in asbestos-related bodily injury claims, of which approximately 38,000 remained pending as of December 31, 2006.

Pneumo Abex Is Completely Insulated Against All of Its Contingent Liabilities

Until 1984, Pneumo was a public company. In 1984, another public company, IC Industries, Inc. (“IC”), acquired Pneumo. Similarly, in 1968, IC (then called Illinois Central Industries, Inc.) acquired the formerly public Abex. In 1988, IC sold the stock of Pneumo and Abex to PA Holdings Corporation (“PA Holdings”). As part of that sale, IC agreed to indemnify PA Holdings, Pneumo and Abex with respect to most of their pre-closing liabilities, including essentially all environmental liabilities associated with activities at the facilities of Pneumo and Abex prior to the 1988 closing and many of the asbestos-related bodily injury claims asserted against them. The indemnity agreement, as amended, also obligated IC to defend many of the indemnified claims and gave IC the option to defend all of the remaining indemnified claims. IC has exercised that option with respect to all but one of the indemnified environmental matters still pending.1

In 1990, PA Holdings amalgamated Pneumo and Abex into itself and changed its name to Pneumo Abex Corporation.

In 1994, Pneumo Abex sold to Wagner Electric Corporation (“Wagner”), which was then a subsidiary of Cooper Industries, Inc. (together with its successor by merger, Cooper Industries, LLC, “Cooper”), the business unit that was the source of its principal asbestos-related liabilities. As part of the Asset Purchase Agreement relating to the sale, Wagner agreed to defend and indemnify Pneumo Abex against almost all of the asbestos-related bodily injury claims not subject to the IC indemnity. Cooper guaranteed the full and faithful performance of Wagner’s obligations, including its obligations to defend and indemnify Pneumo Abex.

In 1995, Pneumo Abex and its corporate affiliates underwent a restructuring. As part of this restructuring, the shares of an intermediate holding company between Pneumo Abex and its public parent Abex Inc. (not to be confused with the similar-sounding Abex Corporation, now dissolved), were distributed to the shareholders of Abex Inc. and became listed on the New York Stock Exchange. This intermediate holding company, then called Power Control Technologies Inc. and now called M & F

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1              The costs each year associated with the single indemnified environmental matter not managed by the indemnitor are de minimis (less than $20,000) and are regularly and promptly reimbursed by the indemnitor. The Company has no current estimate of the total cost of this matter but believes it to be immaterial.

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Worldwide Corp., is the Company; as a result of these transactions, the Company became a publicly traded company owning Pneumo Abex.

Contemporaneously with this distribution, Abex Inc. merged with another company and changed its name to Mafco Consolidated Group Inc. (“Mafco”). At the same time, a subsidiary of Mafco, called MCG Intermediate Holdings Inc. (“MCG Intermediate”), entered into a “Transfer Agreement” with its former affiliates Pneumo Abex and the Company, among others. Pursuant to the Transfer Agreement, MCG Intermediate manages on Pneumo Abex’s behalf all of Pneumo Abex’s contingent liabilities indemnified by IC that are not defended by PepsiAmericas, Inc., the corporate successor in interest to IC (“Pepsi”). MCG Intermediate also advances on Pneumo Abex’s behalf all expenses associated with these indemnified matters and is only entitled to reimbursement if and when Pneumo Abex receives either insurance proceeds or indemnification payments from Pepsi with respect to these expenses.

The 1995 Transfer Agreement acts in conjunction with the 1988 IC indemnity agreement to provide the same sort of comprehensive management and payment arrangements for the Pepsi-indemnified liabilities that Wagner/Cooper have provided pursuant to the 1994 Asset Purchase Agreement with respect to the Cooper-indemnified liabilities. In both cases, third parties, and not Pneumo Abex, manage the response to claims on a day-to-day basis, set the defense strategy, pay all costs associated with the response to these claims, resolve them directly with the claimants, fund any settlement payment and apply directly to Pneumo Abex’s historical insurers for reimbursement when appropriate.

In 2004, Pneumo Abex underwent another corporate restructuring. It assigned all of the assets of its flavorings business unit to Mafco Worldwide Corporation (“Mafco Worldwide”), another subsidiary of the Company, which concurrently assumed all of the business unit’s liabilities. In connection with this assignment and assumption, Mafco Worldwide agreed to indemnify Pneumo Abex against all liabilities not indemnified or insured by another party. It also agreed to advance on Pneumo Abex’s behalf all payments that were indemnified or insured by another party but not yet paid by that party, pending receipt by Pneumo Abex of the funds from its indemnitor or insurer. While the indemnity and funding obligations are subject to an aggregate $10 million cap, the total net amount paid by Mafco Worldwide under the 2004 agreement through December 31, 2006 is only $2.6 million. Because Pneumo Abex and Mafco Worldwide are both subsidiaries of the Company, however, their combined results are consolidated with the Company’s for purposes of the Company’s consolidated financial statements and the 2004 indemnity/advance obligation is eliminated in the consolidation.

The net effect of the indemnification and funding obligations undertaken by Pepsi, Wagner, Cooper and MCG Intermediate is that all but an immaterial portion of the costs associated with Pneumo Abex’s historical contingent liabilities have been or are likely to be borne by these entities rather the Company (considered on a consolidated

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basis).2 In addition, with respect to all but a few of the indemnified matters, Pneumo Abex is not involved in any significant way in their defense or resolution. Indeed, the role of the indemnitors in the response to these claims is so comprehensive, and the role of Pneumo Abex is so attenuated, that Pneumo Abex is not routinely aware of the costs associated with these matters or when and how they are resolved.

In this respect, Pneumo Abex’s contingent liabilities are unlike many contingent liabilities faced by other companies. More typically, the existence of a claim, particularly an environmental or asbestos claim, is enough to make it likely that some loss or expense will be incurred, and the possibility of reimbursement for that expense may depend on whether an insurer or indemnitor is willing to acknowledge any liability to the contingent obligor. In Pneumo Abex’s case, by contrast, Pneumo Abex in fact pays no expense itself and has a long history of performance by its indemnitors, and written acknowledgements of their obligations, to support its belief that it will never pay any expense—not only because its indemnitors and insurers have acknowledged their obligations multiple times and in writing, but because they have actually honored their obligations for many years and in substantial amounts, and they do so in a way that they, and not Pneumo Abex, defend the claims and pay all amounts due without Pneumo Abex having to advance any funds or await reimbursement. At most, Pneumo Abex acts as a “pass-through,” when on occasion either (a) one of its funders or indemnitors provides it with funds for the sole purpose of forwarding such funds promptly to service providers administering or defending against the contingent liabilities or to claimants, or (b) one of its insurers or indemnitors makes a reimbursement payment to it, which Pneumo Abex then turns over to the party initially funding the costs. Moreover, for these reasons, Pneumo Abex, which does not manage any of its contingent liabilities, has no ability to predict in advance or estimate the timing or amount of any money going either in or out, nor does it have any current ability to estimate the costs likely to be associated with its contingent liabilities (except, possibly, for an insignificant portion of them).

Pneumo Abex Monitors the Financial Strength of Its Indemnitors and Is Satisfied That Its Indemnitors Are Capable of Performing Their Indemnification Obligations

As noted, Pneumo Abex has concluded, based on its indemnitors’ acknowledgements of their obligations and their long history of full performance, that it is unlikely—indeed, remote—that Pneumo Abex will incur any loss or expense in the future. Pneumo Abex also monitors its indemnitors’ financial health, as disclosed in their

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2              As discussed elsewhere in this letter, Mafco Worldwide, a Company subsidiary, pays certain immaterial costs associated with the not-otherwise-indemnified portion of Pneumo Abex’s contingent liabilities. The Company records its estimate of its likely total costs for these matters and separately records an estimate of its receivables for acknowledged insurance reimbursements.

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public statements and available records, in order to assure itself that extraneous factors will not interfere with their continued performance.

Pneumo Abex’s principal indemnitors as of December 31, 2006 are Pepsi and Cooper.3 Each of these companies has more than sufficient resources to apply to its indemnification obligations. Pepsi, for example, is the second largest bottler of carbonated and non-carbonated beverages in the Pepsico system, with exclusive franchises in much of the Midwest, the Caribbean basin and Eastern Europe. Over the last five years, Pepsi has recorded average annual net income in excess of $150 million, its net worth as of December 31, 2006 exceeded $1.6 billion, and its stock, which trades on the New York Stock Exchange, had a market capitalization as of December 31, 2006 in excess of $2.6 billion. And Pepsi is so important to the success of Pepsico Inc., the owner of the “Pepsi” brands and the seller of concentrate used to manufacture these beverages, that Pepsico owns 44% of Pepsi’s shares.4

Cooper has a similar record of success. Cooper and its publicly traded parent, Cooper Industries, Ltd., together form the largest producer of electrical power equipment for the industrial and residential markets, as well as a major manufacturer of tools (such as the famous “Crescent”-brand wrenches). They have recorded average annual net income in excess of $250 million over the last five years, have a net worth as of December 31, 2006 in excess of $2.4 billion, and their New York Stock Exchange-listed stock had a market capitalization as of December 31, 2006 in excess of $8.2 billion. Finally, their consolidated debt, net of cash on hand, was less than $600 million as of December 31, 2006.

Neither indemnitor has shirked its indemnification obligations. In fact, Pepsi and Cooper have each paid out hundreds of millions of dollars in indemnification payments for Pneumo Abex’s contingent liabilities (a substantial portion of which has subsequently been reimbursed by Pneumo Abex’s historical insurance, thereby reducing substantially

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3              As previously noted, Cooper is the guarantor of the indemnification obligations undertaken by Wagner. In 1998, Federal-Mogul Corporation purchased from Cooper all of the stock of Wagner’s successor by merger. A few years later, Federal-Mogul Corporation and its principal U.S. subsidiaries, including the Wagner successor, filed petitions for relief under the U.S. Bankruptcy Code, and the Wagner successor, now named Federal-Mogul Products, Inc., ceased performing its indemnification obligations to Pneumo Abex. Since the petition date, Cooper has performed its guaranty obligations and managed and indemnified all of the categories of matters previously handled by Wagner and its successor.

4              Also as previously noted, MCG Intermediate Holdings Inc. advances some of the costs associated with the matters indemnified by Pepsi. Because MCG Intermediate receives reimbursements each month from Pepsi and Pneumo Abex’s insurers, its financial commitment to Pneumo Abex is immaterial. The Company is aware that MCG Intermediate’s resources are more than adequate to satisfy these minimal obligations.

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their net expenditures). And each has paid all amounts due under its indemnity, and managed all matters it is required to manage, without incident over the past five years.

Pneumo Abex regularly monitors the financial health of its indemnitors. Among other things, Pneumo Abex regularly reviews the Forms 10-K and 10-Q that these companies file, as well as their quarterly earnings announcements. Based upon the indemnitors’ active management of indemnifiable matters, discharging of the related liabilities when required, and their financial positions based upon publicly filed financial statements, Pneumo Abex believes that the likelihood of its indemnitors’ failing to make required indemnification payments is remote.

Because No Material Loss or Expense from the Company’s Contingent Claims Is Probable Or Estimable, the Company Believes That Generally Accepted Accounting Principles Do Not Require the Company’s Consolidated Balance Sheet to Reflect a Liability for These Claims

Two examples, highlighting the points made above, illustrate why we believe that the Company’s consolidated balance sheet is better presented without including an estimate for Pneumo Abex’s contingent liabilities (and separate offsetting assets for the indemnifications and insurance) and that these liabilities are best presented through disclosure in the notes accompanying the Company’s consolidated financial statements.

First, as of December 31, 2006, most of the asbestos-related bodily injury claims pending against Pneumo Abex are subject to the guaranty from Cooper. Promptly following Pneumo Abex’s receipt of these claims, Pneumo Abex turns them over to Cooper. Cooper hires counsel to defend these claims, without consulting Pneumo Abex. Cooper pays these counsel directly. Cooper manages every aspect of the defense of these claims, again without consulting Pneumo Abex. Whenever it deems appropriate in its sole discretion, Cooper settles these claims, again without consulting Pneumo Abex, and Cooper arranges for settlement payments to be made without involving Pneumo Abex. Cooper also deals directly with Pneumo Abex’s historical insurers on Pneumo Abex’s behalf without direct involvement by Pneumo Abex. In short, Pneumo Abex does not itself incur any expense for these claims, even though they are defended and settled in Pneumo Abex’s name, and Pneumo Abex’s role is so minimal that it is not even regularly made aware how many claims are pending or what the costs associated with any given claim are or are likely to be in the future.

Second, as of December 31, 2006, all but one of the environmental claims pending against Pneumo Abex are subject to the Pepsi indemnity.5 As previously stated,

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5              The sole pending environmental claim not indemnified by Pepsi is immaterial in amount. As discussed elsewhere in this letter, the Company records all costs and liabilities associated with this claim as they are incurred by Mafco Worldwide, the Company subsidiary that has financial responsibility for this claim on Pneumo Abex’s behalf pursuant to the 2004 agreement.

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Pepsi has assumed management of all but one of the indemnified claims.6 Once again, Pepsi chooses the lawyers and consultants, pays them directly, directs their defense of the claims and chooses if and when to resolve the claims. Pepsi occasionally asks Pneumo Abex to act as a “pass-through” with respect to certain costs, but Pepsi always provides any necessary outgoing funds in advance. Thus, for the same reasons as with the asbestos-related claims, Pneumo Abex does not incur costs, has no reason to expect to incur any cost in the future, and has no contemporaneous ability to estimate the costs that its indemnitor incurs for these matters or even to be sure which claims remain pending at any given moment.

As noted above, FAS 5 sets forth the basic standard governing the accounting for contingent liabilities. FAS 5 provides that a contingent liability should be recorded when a loss is both reasonably probable of being incurred and estimable in amount. Here, Pneumo Abex is the legal entity against which claimants press their asbestos-related and environmental claims. For all the reasons set forth above, however, it is not likely that Pneumo Abex will incur any loss or expense related to these claims. Pneumo Abex is so remote from these claims that it did not even have readily available to it, as of December 31, 2006, how many asbestos claims or environmental claims were actually pending against it or the costs associated with those claims, principally because its claim managers and indemnitors manage and resolve these claims at their own expense without routinely informing Pneumo Abex.

FAS 5 is clear that, in the absence of information indicating that costs are likely to be incurred for contingent claims, the party against which such claims are asserted should not record any liability for such claims. At the same time, the Company, in accordance with FAS 5, SOP 96-1 and SAB 103, makes extensive footnote disclosure of the nature of these claims and the reasons that the Company does not record any liability for them. You noted in your letter this footnote disclosure, which appears at Note 19 in the Company’s December 31, 2006 consolidated financial statements.

The Company Complies with FAS 5, SOP 96-1, SAB 103 and FIN 39 and Records Contingent Liabilities in Gross When It Is Probable That It Will Incur a Loss or an Expense

We believe that examples of the situations where the Company does record liabilities in compliance with FAS 5, SOP 96-1 and SAB 103 demonstrate the Company’s commitment to full compliance with GAAP and highlight the distinction between these situations and the Company’s treatment of Pneumo Abex’s contingent liabilities.

First, we note, as indicated above, that one of Pneumo Abex’s indemnitors is Mafco Worldwide, another indirect subsidiary of the Company. Because the financial results and position of the Company, Pneumo Abex and Mafco Worldwide are

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6              The only claim not managed by Pepsi directly is instead managed by MCG Intermediate pursuant to the Transfer Agreement. Thus, even with respect to this single environmental matter, Pneumo Abex has not itself incurred any cost and will not do so.

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consolidated in the Company’s financial statements, and intercompany obligations are eliminated, the Company records separately liabilities and assets relating to all of Pneumo Abex’s contingent liabilities not indemnified by parties not within the Company’s reporting group. Over the past five years, eight of the asbestos-related bodily injury claims that have been asserted against Pneumo Abex are not subject to an indemnity from either PepsiAmericas or Cooper. Pneumo Abex believes that these cases are fully covered by insurance, but the Company considers insurance recovery probable only where Pneumo Abex’s insurers have acknowledged through specific written agreements their obligations for these claims. The Company separately records on its consolidated financial statements its estimate of the likely costs of these eight claims, as well as receivables for the acknowledged insurance. In addition, the existence of these claims and the separate entries for the liabilities ($1.0 million as of December 31, 2006) and the receivables ($0.8 million) are all disclosed in Note 19.

As a second example, again as previously noted, Pneumo Abex sometimes acts as a “pass-through” for insurance reimbursements. In other words, regardless of the applicable indemnitor for a claim, the insurers for that claim may direct their payments to Pneumo Abex. Pneumo Abex then remits the reimbursement to the party that advanced the necessary funds. Whenever these situations arise, if the funds are not transferred immediately, Pneumo Abex records its receipt of the insurance payment and simultaneously records a liability to the applicable funding source. It records both the asset and liability separately, in gross, rather than recording a net offsetting amount (which would be zero in all cases).

The Company’s Presentation Is Consistent with FIN 39

The Company believes that FIN 39 does not require a change in the Company’s accounting for Pneumo Abex’s contingent liabilities, for at least two reasons:

First, FIN 39 concerns how to account for offsetting contractual obligations, such as repurchase contracts. The principal rule set forth in FIN 39 is that the value of a contractual obligation borne by a party should not be reduced on the obligor’s books because a paired contract is likely to result in an offsetting payment for all or part of the obligation. The Company’s consolidated accounting, by contrast, is not based on offsetting contractual obligations. Instead, the Company has concluded that Pneumo Abex has no FAS 5 liability that is probable in the first place with respect to its contingent liabilities, so there is no loss or expense that Pneumo Abex has incurred for which it needs to collect an offset.

Second, FIN 39’s requirements are predicated on the assumption that each of the two offsetting obligations is estimable in amount. This assumption makes sense in the context of FIN 39 because the value of each obligation discussed there is clearly set forth in a contract. In Pneumo Abex’s case, however, as discussed above, neither the value of the contingent liability nor the value of the indemnification likely to be paid on Pneumo Abex’s behalf is known. The reason that Pneumo Abex does not record its contingent liabilities is not because of an “offset” but because the particular circumstances of its

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indemnification relationships mean that (a) Pneumo Abex has not incurred a FAS 5 liability, and (b) due to the over-arching role of the indemnitors in responding to and managing the claims, Pneumo Abex currently lacks the information necessary to calculate any reasonable estimate of the value of its contingent liabilities. Thus, the most relevant accounting standard, FAS 5, suggests a presentation in which the Company does not record any estimate of the amount of the contingent liabilities.

For these reasons, the Company believes that its presentation is in accord with FIN 39, and that it has not recorded a “net” obligation in violation of this Interpretation.

* * *

The Company hopes that this letter has adequately explained the basis for the presentation in its financial statements of Pneumo Abex’s contingent liabilities. We recognize, however, that decades of history and multiple corporate transactions are complex and not easily summarized in a few pages. Accordingly, we would be pleased to speak with you on the telephone or meet with you to explain further or answer any question. We very much appreciate the Staff’s review of this letter and willingness to consider our views.

Sincerely yours,
/s/ Steven L. Fasman
Steven L. Fasman
cc:	Mr. Paul G. Savas
M & F Worldwide Corp.